

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 3, 2014

Maria Gattuso, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

Re: The Dreyfus Corporation, *et al.*, File No. 812-13782

Dear Ms. Gattuso:

By Form APP-WD filed with the Securities and Exchange Commission on April 2, 2014, you requested that the above-captioned application, filed on June 9, 2010 under the Investment Company Act of 1940, as amended December 7, 2010, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

David P. Bartels
Branch Chief